FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2004

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

3A Jabotinsky Street, Ramat-Gan 52520, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Letter to Shareholders

To Our Shareholders
2003 was a year of building for Check Point. During the year, Check Point not only generated solid financial results, introduced new and innovative solutions, but also expanded and redefined its market strategy. This new approach focuses on three key areas – Perimeter, Internal and Web Security, and is designed for multiple customer segments well beyond the enterprise. We implemented our strategy through a combination of internal developments and the acquisition of Zone Labs®. Most of Check Point’s solutions have traditionally been deployed to protect the perimeter of its customers’ networks, primarily to separate and protect the internal network from the external world and to connect multiple offices and users securely via the Internet.

By focusing on our new perimeter, internal and Web security strategy, we’ve expanded the breadth and depth of the solutions we provide to our customers and at the same time, increased the addressable market available for Check Point sales. We’ve accomplished this by leveraging our market-leading technologies to create intelligent solutions that expand our focus on each of the customer segments we serve: large enterprises, high-end and network providers, mid- and small-size businesses and home users. Our new intelligent security solutions minimize risks, provide a lower total cost of ownership and afford the highest level of protection, while allowing secure access to employees, associates and partners. I am very pleased to share these significant accomplishments with you – our shareholders.

Solid Financial Performance and High Profitability
Revenues for the year ended December 31, 2003, were $432 million, compared to $427 million for 2002. Net income for the year ended December 31, 2003, was $243.9 million, or $0.96 per diluted share, compared to $255.1 million, or $1.00 per diluted share for 2002. Last year ended with a strong fourth quarter, momentum that continued into the first quarter of 2004. Revenues for the first quarter ended March 31, 2004, were $116.1 million, an increase of 11% compared to $104.8 millionin the first quarter of 2003.

Driven by a strong Check Point team, we’ve continued to demonstrate successful business controls and a high level of profitability. Check Point has consistently managed its resources to yield the best results for our shareholders, customers, partners and employees.

According to Information Security, May 2003, by 2005, 87% of organizations plan to deploy a virtual private network (VPN), and 95% plan on at least considering one. This supports our belief that, even though budgets surrounding IT purchases over the last few years have been tight, sales of Internet security solutions are expected to rise in virtually every size and sector of business worldwide.

Redefining the Security Landscape
With a focus on the network security needs of our customers, Check Point is delivering the industry’s most intelligent solutions, designed to address the dynamic and evolving Internet security challenges faced by its customers. To help our customers defeat these emerging threats, we are advancing and expanding our market-leading perimeter security solutions, as well as offering new families of internal and Web security products.

Addressing the changing face of perimeter security
As the leader in the firewall and VPN markets, we are raising the bar on perimeter security even higher by continuing to innovate and expand our product line and extend our proven enterprise capabilities to every size and type of organization.

In 2003, we introduced Check Point Application Intelligence™, a set of advanced capabilities integrated into VPN-1® Next Generation (NG), and SmartDefense™ subscription service, which has confirmed our dedication to address the changing face of perimeter security. While most firewalls provide network control, they are not designed to detect and thwart attacks at the application level. Recognizing this, hackers have devised sophisticated attacks designed to exploit the traditional access control policies enforced by less sophisticated perimeter firewalls.

Check Point solutions with SmartDefense and Application Intelligence are able to detect and prevent network and application-level attacks by delivering intelligent security on multiple levels, while providing robust access control to IT resources.

Intelligent Security Solutions

Perimeter	Internal	Web

VPN-1 Pro	SecureServer	UserAuthority
SecureClient

NEW Solutions
Check Point Express	Check Point InterSpect	Connectra
VPN-1 Edge	Zone Labs Integrity	SSL Network Extender
Zone Labs Integrity
Web Intelligence

Meeting the need for internal security
Many of today’s threats are introduced from inside the network. This growing menace to business operations can cause outages, downtime and lost revenue. IT professionals around the world still cringe whenever names like Slammer, Sobig and Blaster are mentioned. These viruses and worms took down some “big-time” networks – Blaster alone caused in excess of $500 million in economic damages, according to Computer Economics, Inc.

Keeping the unique security requirements of internal networks in mind, in 2004, we introduced InterSpect™, the world’s first internal security gateway. Designed to meet the needs of internal network security, InterSpect blocks the spread of worms and other attacks inside the network, provides network zone segmentation, quarantines suspicious computers and protects against vulnerabilities related to LAN protocols.

Moreover, our acquisition of Zone Labs brings their Integrity products into Check Point’s family of proven intelligent network security solutions, which enables the deployment of security down to the desktop or mobile computer inside the company network, providing even greater end-to-end protection.

New line of intelligent Web security solutions
Given that more and more organizations rely on their Web infrastructure, we’ve introduced a new line of intelligent Web security solutions in 2004. Check Point’s Web security solutions provide the industry’s only unified solution that specifically addresses today’s Web access and Web protection challenges. These solutions include: Connectra™, our new Web security gateway appliance designed to give organizations totally secure Web-based connectivity; SSL Network Extender™, which enables secure network-level remote access over the Web; and Web Intelligence™ that provides Web application firewall technology for the entire Web environment.

In 2003 alone, CERT® (a center for Internet security expertise) noted more than 137,000 attack incidents on networks. And not only is the number of threats increasing, but the types of threats are constantly changing. Organizations must be able to protect their Web infrastructure against these rising attacks, and they must be able to protect all accessible servers, especially internal servers exposed to threats through external remote access.

Our vision is to enable our customers to leverage the Web as a flexible access tool and communication source, without compromising security. By incorporating Check Point’s latest advancements in its Secure Socket Layer (SSL) VPN functionality and new intelligent Web security technologies, our customers get browser-based remote access from anywhere without sacrificing security. Along with network and application-level attack protection for every Web server, our users also get granular access control and integrated endpoint and server security.

Gateway to Desktop
Delivering true end-to-end security
Best security is achieved by forming multiple layers of defense that reduces the risk of failure or lack of policy enforcement at any level. Check Point solutions were developed, and primarily excelled, as security gateways. With our new and enhanced strategy we are adding a layer of security that customers are asking for--endpoint security. Endpoint security enforces security at the individual computer level, preventing worms and network attacks from penetrating that computer and stopping rogue applications from using one computer to attack all the others connected to it via the network.

Acquiring Zone Labs, a privately held provider of award-winning endpoint security solutions for enterprises, small businesses and consumers was a natural step to achieve this goal. More than 25 million customers worldwide use ZoneAlarm(R)and Integrity(TM)products. Since its founding in 1997, Zone Labs has established itself as the leader in endpoint security, consistently winning the most acclaimed industry awards for its products. Over the past two years Zone Labs has taken the technology that millions of consumers have chosen to protect their computer and scaled it for enterprise use--adding a unique layer of security management for client computers.

The combined company is well positioned to take on today's dynamic and sophisticated Internet threats. Knowing that all points must be protected for true security to exist, we are further strengthening our solution for remote access and endpoint security by combining our VPN-1 SecureClient and Zone Labs' Integrity into a totally integrated end-to-end security solution. VPN-1 SecureClient is a remote access VPN solution that provides advanced VPN modes and network and application protocol protection. Integrity is a best-in-class, proactive endpoint security and policy enforcement solution.

More than a logical advancement in the evolution of both companies, this acquisition will further our strategy in all three areas of perimeter, internal and Web security, while presenting new market opportunities, providing even more advanced security solutions and allowing us to better serve our customers and partners.

Market Leadership
Adoption of Check Point security solutions keeps on growing with total VPN/firewall installations worldwide now in excess of 330,000 gateways, 26% more than the 263,000 we had at the end of 2002. We’ve continued working closely with our partners to strengthen our distribution network, which now exceeds 2,500 distributors, resellers and service providers.

All types and sizes of organizations today require fully integrated security infrastructures to meet their global needs. Because of this need, the OPSEC™ (Open Platform for Security) alliance program, created by Check Point, has been adopted by more vendors than any other security platform in the industry. OPSEC’s open industry-wide framework provides organizations with tightly integrated, intelligent security bundles from best in class partners.

For more than 10 years, we have remained committed to leveraging our experience, market leadership, strong financial position and innovative technology in order to deliver the most intelligent security solutions around the world.

So, as we drive security innovation forward, the industry and our customers will see the benefits of implementing intelligent solutions for perimeter, internal and Web security, along with our easy-to-use, integrated SMART management architecture. The bottom line, Check Point provides the deepest, broadest and most intelligent security technology, providing customers with the highest level of protection.

Dedicated to Delivering the Best Security
There is no question that the security landscape has changed, and no doubt that Check Point intelligent security solutions are the tools that will let networks of every size and type adapt to new challenges that come their way.

Check Point is committed to staying focused on the real customer needs of developing new and innovative security solutions, as well as maintaining a vision to make Internet communications available and secure everywhere. Still our strongest asset, Check Point employees are the driving force of our continued success. At Check Point we remain dedicated to delivering the best security solutions worldwide and the greatest results for our shareholders.

Gil Shwed
Founder, Chairman and Chief Executive Officer
May 2004

Financial Highlights
(Millions of $US except earnings per share amounts)

Corporate Directory

Headquarters
Check Point Software Technologies Ltd.
3A Jabotinsky St. 24th Floor
Ramat Gan, Israel 52520
Tel: (972) 3-753-4555
Fax: (972) 3-575-9256

U.S. Headquarters
Check Point Software Technologies, Inc.
800 Bridge Parkway
Redwood City, CA 94065, U.S.A.
Tel: (650) 628-2000
Fax: (650) 654-4233

Outside Legal Counsel
Naschitz, Brandes & Co.
Tel-Aviv, Israel

Proskauer Rose LLP
New York, NY, U.S.A.

Independent Auditors
Kost, Forer, Gabbay & Kasierer
(a member of Ernst & Young Global)

Registrar and Transfer Agent
American Stock Transfer and Trust Company
59 Maiden Lane, Plaza Level
New York, NY 10038, U.S.A.
Tel: (800) 937-5449
Intl.: (718) 921-8200
Email: info@amstock.com

Ordinary Shares
Check Point Software Technologies Ltd. Ordinary Shares (Common Stock) trade on the NASDAQ Stock MarketSM under the symbol CHKP.

Annual Report on Form 20-F
To review the company's Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission, please visit http://www.checkpoint.com/corporate/ir/annual_reports.html. The report is also available without charge upon request to Investor Relations.

Investor Relations
Check Point Software Technologies
800 Bridge Parkway
Redwood City, CA 94065, U.S.A.
Tel: (650) 628-2000
Fax: (650) 628-2189
ir@us.checkpoint.com
www.checkpoint.com/ir

Executive Management

Gil Shwed
Founder, Chairman and Chief Executive Officer

Marius Nacht
Founder, Vice Chairman and Senior Vice President

Jerry T. Ungerman
President

Eyal Desheh
Chief Financial Officer

About Check Point Software Technologies
Check Point Software Technologies is the worldwide leader in securing the Internet. It is the confirmed market leader of both the worldwide VPN and firewall markets. Through its Next Generation product line, the company delivers a broad range of perimeter, internal and Web security solutions that protect business communications and resources for corporate networks and applications, remote employees, branch offices and partner extranets. Extending the power of the Check Point solution is its Open Platform for Security (OPSEC), the industry’s framework and alliance for integration and interoperability with “best-of-breed” solutions from over 350 leading companies. Check Point solutions are sold, integrated and serviced by a network of over 2,300 Check Point partners in 92 countries. For more information, please call us at (800) 429-4391 or (650) 628-2000, or visit us on the Web at
http://www.checkpoint.com or at http://www.opsec.com.

©2004 Check Point Software Technologies Ltd. All rights reserved. Check Point, Application Intelligence, Check Point Express, the Check Point logo, ClusterXL, ConnectControl, Connectra, FireWall-1, FireWall-1 GX, FireWall-1 SecureServer, FireWall-1 XL, FloodGate-1, INSPECT, INSPECT XL, InterSpect, IQ Engine, Open Security Extension, OPSEC, Provider-1, Safe@Office, SecureKnowledge, SecurePlatform, SecureXL, SiteManager-1, SmartCenter, SmartCenter Pro, SmartDashboard, SmartDefense, SmartLSM, SmartMap, SmartUpdate, SmartView, SmartView Monitor, SmartView Reporter, SmartView Status, SmartViewTracker, SSL Network Extender, UAM, User-to-Address Mapping, UserAuthority, VPN-1, VPN-1 Accelerator Card, VPN-1 Edge, VPN-1 Pro, VPN-1 SecureClient, VPN-1 SecuRemote, VPN-1 SecureServer, VPN-1 VSX, Web Intelligence, TrueVector, ZoneAlarm, Zone Alarm Pro, Zone Labs, the Zone Labs logo, AlertAdvisor, Cooperative Enforcement, IMsecure, Policy Lifecycle Management, Zone Labs Integrity and Smarter Security are trade-marks or registered trademarks of Check Point Software Technologies Ltd. or its affiliates. All other product names mentioned herein are trademarks or registered trademarks of their respective owners. The products described in this document are protected by U.S. Patent No. 5,606,668, 5,835,726 and 6,496,935 and may be protected by other U.S. Patents, foreign patents, or pending applications.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD. BY: /S/ Eyal Desheh —————————————— Eyal Desheh Chief Financial Officer

June 16, 2004